MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

AUDITORS' REPORT

To the Shareholders of
Miranda Gold Corp.
(An Exploration Stage Company)

We have audited the consolidated balance sheets of Miranda Gold Corp. (an exploration stage company) as at August 31, 2005 and 2004, and the consolidated statements of operations and deficit, and cash flows for the years ended August 31, 2005, 2004 and 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended August 31, 2005, 2004 and 2003, in accordance with Canadian generally accepted accounting principles.

On December 19, 2005, we reported separately to the shareholders of Miranda Gold Corp. on the consolidated financial statements for the same periods, audited in accordance with the standards of the Public Company Accounting Oversight Board (United States).

Vancouver, Canada	“Morgan & Company”

December 19, 2005	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
Fax: (604) 687-0075	Sute 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS
(Stated in Canadian Dollars)

	AUGUST 31
	2005	2004

ASSETS

Current
Cash and cash equivalents	$3,102,849	$1,611,118
Accounts receivable	31,883	8,777
Advances and prepaid expenses	96,828	37,007
	3,231,560	1,656,902

Investment (Note 3)	88,000	88,000
Capital Assets (Note 4)	120,205	59,874
Mineral Properties (Note 5 and Schedule 1)	421,985	197,613
Deferred Exploration Expenditures (Schedule 1)	361,249	198,466

	$4,222,999	$2,200,855

LIABILITIES

Current
Accounts payable and accrued liabilities	$100,706	$46,708

SHAREHOLDERS’ EQUITY

Share Capital (Note 6)	10,493,824	7,429,182

Contributed Surplus	1,780,749	939,323

Deficit	(8,152,280)	(6,214,358)
	4,122,293	2,154,147

	$4,222,999	$2,200,855

Approved by the Board of Directors:

“Kenneth Cunningham”	“Dennis Higgs”
Director	Director

MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Stated in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2005	2004	2003

Expenses
Amortization	$27,597	$11,238	$1,779
Consulting	163,423	83,623	-
Corporate finance services	-	14,675	69,093
Interest and foreign exchange	10,378	6,314	7,960
Investor relations	118,940	159,011	37,038
Office rent, telephone, secretarial and
sundry	190,971	169,381	142,713
Professional fees	77,644	31,625	34,677
Management fees	76,100	60,000	60,000
Property examination costs	126,044	15,713	17,537
Stock based compensation	894,800	801,439	54,148
Travel and business promotion	122,086	141,312	26,487
Transfer agent and regulatory fees	37,655	35,470	28,521
Wages and benefits	171,833	99,018	-
	2,017,471	1,628,819	479,953
Less: Interest income	(47,968)	(13,789)	(2,066)

Loss Before The Following	1,969,503	1,615,030	477,887

Loss On Sale Of Mineral Properties	-	595	-
Mineral Property Option Payments
Received In Excess Of Cost	(68,152)	(8,216)	-
Write Off Of Abandoned Mineral
Properties And Related Exploration
Expenditures	36,571	440,646	34,839

Net Loss For The Year	1,937,922	2,048,055	512,726

Deficit, Beginning Of Year	6,214,358	4,166,303	3,653,577

Deficit, End Of Year	$8,152,280	$6,214,358	$4,166,303

Basic And Diluted Loss Per Share	$(0.08)	$(0.11)	$(0.07)

Weighted Average Number Of Shares
Outstanding	25,684,831	18,082,282	7,868,244

MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in Canadian Dollars)

	YEARS ENDED AUGUST 31
	2005	2004	2003

Cash Flows From Operating Activities
Net loss for the year	$(1,937,922)	$(2,048,055)	$(512,726)
Amortization	27,597	11,238	1,779
Stock based compensation	894,800	801,439	54,148
Loss on sale of mineral properties	-	595	-
Mineral property option payments received in
excess of cost	(68,152)	(8,216)	-
Write off of abandoned mineral properties
and related exploration expenditures	36,571	440,646	34,839

Change In non-cash working capital items:
Accounts receivable	(23,106)	(1,560)	4,694
Prepaid expenses	(59,821)	(9,766)	(16,052)
Accounts payable and accrued liabilities	53,998	22,406	14,661
	(1,076,035)	(791,273)	(418,657)

Cash Flows From Investing Activities
Capital assets	(87,928)	(61,030)	(11,861)
Mineral property option payments received	189,237	135,395	-
Proceeds on sale of mineral properties	-	121,195	-
Mineral properties	(291,331)	(162,149)	(134,126)
Exploration expenditures	(235,180)	(248,980)	(196,716)
	(425,202)	(215,569)	(342,703)

Cash Flows From Financing Activities
Issue of share capital	3,073,110	2,328,210	790,255
Share issue costs	(80,142)	-	(5,750)
	2,992,968	2,328,210	784,505

Increase In Cash And Cash Equivalents	1,491,731	1,321,368	23,145

Cash And Cash Equivalents, Beginning Of
Year	1,611,118	289,750	266,605

Cash And Cash Equivalents, End Of Year	$3,102,849	$1,611,118	$289,750

MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)
(Stated in Canadian Dollars)

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended August 31, 2005, the Company issued 40,000 share purchase warrants with a fair value of $18,300 pursuant to the mineral property option agreements described in Notes 5(e), 5(f) and 5(o).

During the year ended August 31, 2004, the Company issued 215,000 share purchase warrants with a fair value of $70,020 pursuant to mineral property option agreements described in Notes 5(c), 5(e), 5(f), 5(g) and 5(h).

During the year ended August 31, 2004, the Company received 2,750,000 common shares with a fair value of $88,000 pursuant to the mineral property sale and option agreements described in Note 5(b). During the year ended August 31, 2005, the shares were split three for one, increasing the Company’s shares held to 8,250,000.

During the year ended August 31, 2003, the Company issued 200,000 share purchase warrants with a fair value of $42,819 pursuant to mineral property option agreements described in Notes 5(c), 5(d), 5(e) and 5(f).

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

1.	NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development of the mineral properties and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Consolidation

These financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc., and its wholly owned Mexican subsidiary, Minas Miranda S.A. de C.V.

	b)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates. Significant estimates and assumptions include those related to the recoverability of mineral properties and deferred exploration expenditures, estimated useful lives of capital assets, determination as to whether costs are expensed or deferred, asset retirement obligations and stock based compensation valuations.

	c)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and short term deposits with maturities of no more than ninety days when acquired.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	d)	Capital Assets

Capital assets are recorded at cost and are amortized over their economic lives using the declining balance method using the following rates:

Computer equipment	30%
Computer software	100%
Field equipment	25%
Furniture and fixtures	20%

e)	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, and accounts payable and accrued liabilities.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

f)	Mineral Properties and Related Deferred Exploration Expenditures

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded upon payment.

Option payments received are treated as a reduction of the carrying value of the related deferred costs until the Company’s costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	f)	Mineral Properties and Related Deferred Exploration Expenditures (Continued)

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Although the Company has taken steps to verify title to mineral properties, these procedures do not guarantee the Company’s title. Property title may be subject to un- registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, the Company evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

	g)	Income Taxes

Income taxes are calculated using the asset and liability method of accounting. Under this method current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on temporary differences between the tax basis of an asset or liability and its carrying amount on the balance sheet and on unclaimed losses carried forward. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

	h)	Loss Per Share

Basic loss per share is calculated by dividing the loss for the year by the weighted average number of common shares issued and outstanding during the year. Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period. Basic and fully diluted loss per share are equal for the years ended August 31, 2005, 2004 and 2003 as outstanding stock options and warrants were all anti-dilutive.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	i)	Investments

The Company records portfolio investments at cost. The cost of portfolio investments is written down to market value when a decline in value is other than temporary.

	j)	Foreign Currency Translation

Transactions recorded in United States dollars and Mexican new pesos have been translated into Canadian dollars using the Temporal Method as follows:

		i)	monetary items at the rate prevailing at the balance sheet date;
		ii)	non-monetary items at the historical exchange rate;
		iii)	revenue and expense at the average rate in effect during the applicable accounting period.

Gains or losses arising on translation are included in the results of operations.

	k)	Asset Retirement Obligations

Effective September 1, 2004, the Company adopted the recommendations in CICA Handbook Section 3110 – “Asset Retirement Obligations” with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that the Company’s estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at August 31, 2005, no provision has been made for asset retirement obligations.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (Continued)

	l)	Stock Based Compensation

The Company’s Option Plan provides for granting of stock options to directors, officers and employees. The Company’s stock compensation expense is based on the fair value of the options on the date of grant, determined using the Black-Scholes option-pricing model. Compensation costs are expensed over vesting periods with a corresponding increase to contributed surplus. Upon exercise of the stock options consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

3.	INVESTMENT

	2005	2004

8,250,000 common shares of Gulf Coast Oil & Gas (formerly Otish
Mountain Diamond Company). These common shares were
subject to a hold period but became tradable under Rule 144 on
December 12, 2004, and freely tradable on December 12, 2005.	$ 88,000	$ 88,000
(Market value 2005 - $247,500; 2004 - $715,000).

4.	CAPITAL ASSETS

		2005
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Computer equipment and software	$43,376	$15,881	$27,495
Furniture and fixtures	10,110	1,811	8,299
Field equipment	107,333	22,922	84,411

	$160,819	$40,614	$120,205

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

4.	CAPITAL ASSETS (Continued)

		2004
		ACCUMULATED	NET BOOK
	COST	AMORTIZATION	VALUE

Computer equipment and software	$ 24,993	$ 7,141	$ 17,852
Furniture and fixtures	4,445	444	4,001
Field equipment	43,453	5,432	38,021

	$ 72,891	$ 13,017	$ 59,874

5.	MINERAL PROPERTIES

	a)	Secret Basin Property, Nevada

On February 18, 1999, the Company had acquired a 100% interest in the Secret Basin Property located in Nevada for US$5,000 and the issuance of 10,000 shares.

During the year ended August 31, 2004, the Company abandoned its interest in the Secret Basin Property.

	b)	Otish Mountains, Quebec

During the year ended August 31, 2002, the Company acquired an option to earn a 100% interest, subject to certain net smelter return and gross overriding royalty obligations, in certain mineral properties, located in the Otish Mountains region of Quebec, for consideration of $101,919 and issuance of 330,000 common shares at a price of $0.20 per share.

On November 4, 2003, the Company entered into a Letter of Intent on a joint venture proposal for the Lac Leran Property. The Company granted an option to earn a 45% interest in the property to Gulf Coast Oil & Gas (formerly Otish Mountain Diamond Corp.) (“GCOG”) for consideration of $45,000 and 1,500,000 common shares of GCOG.

During the year ended August 31, 2004, the Company sold its 100% interest in the Lac Leran #2, Lac Joubert, Lac Orillat, Lac Herve, Lac Square Rock and Lac Taffanel Properties for net proceeds of $55,100, and 1,250,000 common shares of GCOG at a value of $1,750, and the retention of a 1% net smelter return and gross overriding royalty. The Company abandoned its interests in the remaining properties.

During the year ended August 31, 2005, the GCOG shares were split three for one, increasing the Company’s GCOG shares held to 8,250,000 shares.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	MINERAL PROPERTIES (Continued)

	c)	Imperial Mine & Hercules Properties, Nevada

On September 27, 2002 (as amended), the Company entered into an option agreement to earn 100% interest in the Imperial Mine and Hercules Properties located in Nevada for consideration, payable in stages to September 18, 2007, of US$180,000, issuance of 450,000 share purchase warrants and work expenditures of US$650,000. As of August 31, 2004, the Company had paid US$40,000 and issued 150,000 share purchase warrants at a fair value of $30,277.

In addition, the Company had agreed to pay a finder’s fee consisting of warrants to purchase 50,000 shares at $0.25 per share with a fair value of $7,976, and warrants to purchase 50,000 shares at $0.40 once a positive feasibility study has been produced for any of the properties in the agreement.

During the year ended August 31, 2004, the Company received US$10,000 as consideration for entering into a letter of intent to joint venture the Hercules Property, abandoned its interest in the Hercules Property and sold its option in the Imperial Mine Property for net proceeds of US$50,000.

	d)	Blackrock & Cold Springs Properties, Nevada

On January 23, 2003 (amended May 28, 2003) the Company entered into an option agreement to earn 100% interest in mineral properties located in Nevada for consideration, payable in stages to January 23, 2008, of US$154,000, issuance of 315,000 share purchase warrants and work expenditures of US$455,000. As of August 31, 2004, the Company paid US$14,000 and issued 70,000 share purchase warrants at a fair value of $18,807.

During the year ended August 31, 2004, the Company terminated its option for the Blackrock and Cold Springs Properties.

	e)	Troy Property, Nevada

On January 23, 2003 (amended May 28, 2003) the Company entered into an option agreement to earn 100% interest in a mineral property located in Nevada for consideration, payable in stages to January 23, 2008, of US$33,000, issuance of 67,500 share purchase warrants and work expenditures of US$97,500. As of August 31, 2005, the Company paid US$9,750 and issued 30,000 share purchase warrants at a fair value of $10,053.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	MINERAL PROPERTIES (Continued)

	f)	Redlich Property, Nevada

On January 23, 2003 (amended May 28, 2003) the Company entered into an option agreement to earn 100% interest in a mineral property located in Nevada for consideration, payable in stages to January 23, 2008, of US$33,000, issuance of 67,500 share purchase warrants and work expenditures of US$97,500. As of August 31, 2005, the Company has paid US$9,750 and issued 30,000 share purchase warrants at a fair value of $10,052.

On March 4, 2004, the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 65% interest in its Redlich Property for US$165,000 and a work commitment of US$575,000, payable in stages to January 23, 2008, with a minimum work commitment of US$200,000 per year thereafter until US$1.8 million has been expended by 2012. A joint venture will be formed upon completion of the earn-in commitments and on completion of a pre-feasibility study. An additional 10% interest can be earned by completing a positive feasibility study. As of August 31, 2005, the Company has received US$75,000.

	g)	Bald Peak Property, Nevada

On November 19, 2003, the Company entered into an option agreement to earn 100% interest in a mineral property located in Nevada for consideration, payable in stages to November 19, 2010, of US$177,500 and the issuance of 225,000 share purchase warrants. As of August 31, 2005, the Company has paid US$7,500 and issued 25,000 share purchase warrants at a fair value of $14,662.

During the year ended August 31, 2005, the Company terminated its interest in the Bald Peak Property.

	h)	Red Canyon Property, Nevada

On November 18, 2003, the Company entered into a 20-year mining lease for mining claims located in Nevada, with a sliding production royalty between 3% to 5% depending on the price of gold, for consideration, payable in stages over 20 years, of US$1,626,200 and issuance of 75,000 share purchase warrants. The property can be purchased for $1,000 if all commitments are met. As of August 31, 2005, the Company has paid US$51,200 and issued 75,000 share purchase warrants at a fair value of $34,988.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	MINERAL PROPERTIES (Continued)

	h)	Red Canyon Property, Nevada (Continued)

On October 13, 2004, the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its Red Canyon Property for US$30,000, a work commitment of US$2.5 million expendable in stages to December 31, 2009 and assuming the mining lease payments. An additional 10% interest can be earned by completing a bankable feasibility study and funding minimum annual expenditures of US$250,000. A joint venture will be formed upon completion of the earn- in period. As of August 31, 2005, the Company has received US$30,000, and US$25,000 as reimbursement for lease payments.

	i)	BPV & CONO Properties, Nevada

On May 27, 2004, the Company entered into two, 20-year mining leases for properties located in Nevada, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for consideration, payable in stages over 20 years, of US$706,250 per lease. As of August 31, 2005, the Company has paid US$6,250 per property.

On February 4, 2005, the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its BPV & CONO Properties for US$355,000 in payments and a work commitment of US$1.5 million, payable in stages to February 4, 2010, and the assumption of the mining lease payments . An additional 10% interest can be earned by completing a bankable feasibility study and funding minimum work commitments of $200,000 annually. An additional 5% interest can be earned by arranging financing of Miranda’s capital requirements for project development. A joint venture will be formed upon completion of the earn-in period. As of August 31, 2005, the Company has received US$nil. Subsequent to August 31, 2005 US$25,000 was received.

	j)	Coal Canyon Property, Nevada

On May 27, 2004, the Company entered into a 20-year mining lease for a property located in Nevada with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for consideration, payable in stages over 20 years, of US$706,250. As of August 31, 2005, the Company has paid US$6,250.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	MINERAL PROPERTIES (Continued)

	j)	Coal Canyon Property, Nevada (Continued)

On April 6, 2005 (amended April 8, 2005) the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its Coal Canyon Property for US$200,000, receipt of 250,000 common shares of Golden Aria Corp. (a private company), assuming the lease payments and a work commitment of US$1 million payable in stages to March 25, 2009. An additional 10% interest can be earned by completing a bankable feasibility study. A joint venture will be formed upon completion of the earn-in period. As of August 31, 2005, the Company received US$15,000.

	k)	Red Hill Property, Nevada

On May 27, 2004 (amended October 15, 2004) the Company entered into a 20-year mining lease for a property located in Nevada, with a sliding production royalty between 2.5% to 5% depending on the price of gold and subject to buy down provisions to 2%, for cash consideration, payable in stages over 20 years, totalling US$906,250. As of August 31, 2005, the Company has paid US$12,500.

On October 27, 2004 (amended November 17, 2005) the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its Red Hill Property for US$540,000, assuming 50% of the lease payments and a work commitment of US$2 million payable in stages to October 27, 2009. An additional 10% interest can be earned by completing a bankable feasibility study. A joint venture will be formed upon completion of the earn-in period. As of August 31, 2005, the Company received US$40,000, and US$9,875 as reimbursement for claim fees.

	l)	Fuse Property, Nevada

During the year ended August 31, 2004, the Company staked certain mining claims in Nevada.

	m)	JDW Property, Nevada

During the year ended August 31, 2004, the Company staked certain mining claims in Nevada.

	n)	Ettu Property, Nevada

During the year ended August 31, 2004, the Company staked certain mining claims in Nevada.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

5.	MINERAL PROPERTIES (Continued)

	o)	Horse Mountain Property, Nevada

On November 23, 2004, the Company entered into a 20-year mining lease for mining claims located in Nevada, with a production royalty of 3.5%, for consideration, payable in stages over 20 years, of US$1,638,560 and issuance of 25,000 share purchase warrants. As of August 31, 2005, the Company has paid US$30,000 and issued 25,000 share purchase warrants at a fair value of $12,300.

	p)	Dame Property, Nevada

During the year ended August 31, 2005, the Company staked certain mining claims in Nevada.

	q)	Iron Point Property, Nevada

During the year ended August 31, 2005, the Company staked certain mining claims in Nevada.

On June 3, 2005, the Company entered into a 20-year mining lease and option to purchase for certain mining claims located in Nevada, with a sliding production royalty between 2.5% to 3.5% depending on the price of gold, for cash consideration, payable in stages over 20 years, totalling US$462,000. The claims can be purchased outright for cash consideration between US$1 million to US$2 million depending on the price of gold. As of August 31, 2005, the Company has paid US$7,000.

	r)	Angel Wing Property, Nevada

During the year ended August 31, 2005, the Company entered into a 20-year mining lease for certain mining claims located in Nevada, with a sliding production royalty between 2.0% to 4.0% depending on the price of gold, for consideration, payable in stages over 20 years, totalling US$1,470,000. As of August 31, 2005, the Company has paid US$35,000.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

6.	SHARE CAPITAL

	a)	Authorized

100,000,000 common shares without par value

	b)	Issued and Outstanding

	NUMBER
	OF SHARES	CONSIDERATION

Balance, August 31, 2003	10,300,760	$ 5,071,869

Private placement of shares	4,650,000	782,500
Exercise of options – cash	455,000	76,100
Exercise of options – stock option valuation	-	29,103
Exercise of warrants – cash	6,683,625	1,469,610
Shares issued for commission pursuant to a private
placement	79,875	-

Balance, August 31, 2004	22,169,260	7,429,182

Private placement of shares (net of $80,142 issue
costs)	2,900,000	1,949,858
Exercise of options – cash	164,000	39,660
Exercise of options – stock option valuation	-	71,674
Exercise of warrants – cash	3,535,500	1,003,450

Balance, August 31, 2005	28,768,760	$ 10,493,824

c)

During the year ended August 31, 2004, the Company completed a private placement of 1,250,000 units at $0.17 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.23 per share to December 7, 2005.

During the year ended August 31, 2004, the Company completed a private placement of 400,000 units at $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.40 per share to December 11, 2005.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

6.	SHARE CAPITAL (Continued)

During the year ended August 31, 2004, the Company completed a private placement of 3,000,000 units at $0.15 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.20 per share to November 6, 2005. In addition, the Company issued 79,875 units at a fair value of $0.15 per unit as commission relating to the private placement.

During the year ended August 31, 2005, the Company completed a private placement of 2,900,000 units at $0.70 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.90 per share for a two year period. In addition, a cash payment of $80,142 was paid as commission on the private placement.

	d)	Options Outstanding

As at August 31, 2005, options were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER		EXPIRY
SHARES	SHARE	EXERCISABLE	DATE

20,000	$ 0.14	20,000	December 14, 2006
25,000	$ 0.65	25,000	July 26, 2007
80,000	$ 0.20	80,000	September 16, 2007
436,000	$ 0.27	436,000	June 18, 2008
250,000	$ 0.23	250,000	November 7, 2008
150,000	$ 0.35	150,000	December 8, 2008
1,615,000	$ 0.53	1,615,000	February 9, 2009
1,975,000	$ 0.71	1,025,000	February 17, 2010
75,000	$ 0.71	18,750	April 20, 2010

4,626,000

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

6.	SHARE CAPITAL (Continued)

	d)	Options Outstanding (Continued)

A summary of the changes in stock options for the years ended August 31, 2005 and 2004 is presented below:

		WEIGHTED
		AVERAGE
		EXERCISE
	SHARES	PRICE

Balance, August 31, 2003	1,305,000	$ 0.22

Granted	2,090,000	0.48
Exercised	(455,000)	(0.17)
Cancelled	(200,000)	(0.30)

Balance, August 31, 2004	2,740,000	0.42

Granted	2,050,000	0.71
Exercised	(164,000)	(0.24)

Balance, August 31, 2005	4,626,000	$ 0.60

e)	Stock Based Compensation

The Company has a stock option plan that provides for the issuance of options to its directors, officers, employees and consultants. The maximum number of outstanding options must be no more than 20% of the issued and outstanding shares at any point in time. During the year ended August 31, 2005, the Company recorded $894,800 (2004 - $801,439) in stock based compensation for options granted during the year.

The fair value of each option granted is estimated on the date of grant using the Black- Scholes option pricing model with the following weighted average assumptions:

	2005	2004

Risk free interest rate	2.9%	3.1%
Expected life	3	3
Expected volatility	98%	137%
Expected dividend yield	-	-
Weighted average of fair value of options granted	$0.44	$0.38

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

6.	SHARE CAPITAL (Continued)

	f)	Warrants

As at August 31, 2005, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

1,241,250	$ 0.20	November 7, 2005
915,000	$ 0.23	December 7, 2005
150,000	$ 0.40	December 11, 2005
25,000	$ 0.25	January 9, 2006
75,000	$ 0.37	February 6, 2006
25,000	$ 0.70	November 23, 2006
2,900,000	$ 0.90	February 10, 2007

5,331,250

The fair value of warrants issued for property acquisition payments was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004

Volatility	102%	136%
Estimated life	1 years	2 years
Risk free rate	3.2%	3.1%
Dividend yield	-	-

7.	RELATED PARTY TRANSACTIONS

	a)	During the year ended August 31, 2005, the Company paid $76,100 (2004 - $60,000; 2003 - $60,000) to a company controlled by a common director for management of the Company’s affairs.

b)

During the year ended August 31, 2005, the Company paid $84,374 (2004 - $128,321; 2003 - $106,283) to directors or companies controlled by common directors for rent, telephone, secretarial, website, internet and office services.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

7.	RELATED PARTY TRANSACTIONS

	c)	During the year ended August 31, 2005, the Company paid $262,038 (2004 - $Nil; 2003 - $Nil) to directors and officers for consulting services or salary.

	d)	During the year ended August 31, 2004, the Company incurred $Nil (2004 - $Nil; 2003 - $61,729) in corporate finance services with an officer of the Company.

	e)	The mineral properties described in Note 5(b) were acquired from a director, companies controlled by a director, and a company controlled by a person related to this same director.

	f)	A director and officer of the Company holds a 10% interest in the properties described in Note 5(i), 5(j) and 5(k).

8.	INCOME TAXES

The income taxes shown in the Statements of Operations and Deficit differ from the amounts obtained by applying statutory rates to the loss before income taxes due to the following:

	2005	2004

Expected income tax recovery	$(750,000)	$(690,000)
Temporary differences	163,000	10,000
Effect on change in tax rate	31,000	20,000
Foreign earnings subject to different tax rates	-	13,000
Non-deductible permanent differences	450,000	435,000
Change in valuation allowance	106,000	212,000

Income tax provision	$-	$-

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

8.	INCOME TAXES (Continued)

Future income taxes reflect the net tax effects of the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s future tax assets as of August 31 are as follows:

	2005	2004

Non-capital loss carry-forwards	$1,078,000	$867,000
Share issue costs	26,000	6,000
Capital assets	14,000	5,000
Resource deductions	222,000	228,000
Total future assets	1,340,000	1,106,000
Valuation allowance	(1,340,000)	(1,106,000)

Net future income tax asset	$-	$-

For Canadian income tax purposes, the Company has approximately $73,000 of undeducted expenditures for tax purposes expiring through August 2009 relating primarily to share issue costs, cumulative Canadian exploration and development expenses of approximately $622,000, which can be carried forward indefinitely, and approximately $2,225,000 of non-capital losses available for income tax purposes to reduce taxable income of future years that expire as follows:

2006	$ 206,000
2007	134,000
2008	168,000
2009	279,000
2010	429,000
2014	810,000
2015	199,000

$ 2,225,000

The Company has non-capital loss carry forwards of approximately $721,000 which can be applied to reduce income earned in the United States which expire in 2025.

The ability of the Company to use the losses that expire prior to 2025 may be impacted by the application of provisions contained in the Internal Revenue Code of the United States.

MIRANDA GOLD CORP.
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

9.	SUBSEQUENT EVENTS

a)

In September and November, 2005, the Company entered into two exploration agreements with an option to form a joint venture on its Fuse property. The Company will grant a 60% interest in its Fuse Property (Note 5(l)) for total payments of US$278,000 and the reimbursement of US$28,576 in claim location and maintenance fees, and a work commitment of US$1,975,000 payable in stages to September, 2010. An additional 10% interest can be earned by completing a feasibility study within three years of earning the 60% interest and incurring work expenditures of US$247,500 annually. An additional 5% can be earned by arranging financing for Miranda’s share of mine development. The joint venture will be formed upon completion of the earn-in period.

b)

On September 2, 2005, the Company entered into an exploration agreement with an option to form a joint venture. The Company will grant a 60% interest in its Horse Mountain Property (Note 5(o)) for US$110,000 and a work commitment of US$2 million payable in stages to December 31, 2009. An additional 10% interest can be earned by incurring minimum annual expenditures of no less than $1 million per year, with an additional 1% earned for each $600,000 expended up to 2015 (70% interest earned for a total of $8,000,000 spent). An additional 5% can be earned by arranging or providing post-feasibility financing for Miranda’s share of development of the project. The joint venture will be formed upon completion of the earn-in period.

	c)	Subsequent to August 31, 2005, the Company staked certain mining claims in Humboldt County, Nevada, known as the Poverty Peak Property.

d)

Subsequent to August 31, 2005, the Company completed a non-brokered private placement of 2,000,000 units at a price of $0.90 per unit, for gross proceeds of $1,800,000. Each unit consists of one common share and one-half non-transferable share purchase warrant. Each full warrant is exercisable to purchase an additional common share at $1.15 per share for a period of two years. $48,060 was paid and 60,000 units were issued as finder’s fees pursuant to the private placement.

	e)	Subsequent to August 31, 2005, 2,259,250 warrants were exercised for proceeds totaling $516,900, and 541,000 options were exercised for proceeds totaling $156,770.

	f)	Subsequent to August 31, 2005, the Company granted 95,000 stock options to consultants at a price of $1.18 per common share, expiring on October 18, 2010.

	g)	Subsequent to August 31, 2005, the Company sold 575,609 common shares in Gulf Coast Oil & Gas (Note 4) for proceeds of US$44,415.

Schedule 1
MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES
AND DEFERRED EXPLORATION EXPENDITURES

YEARS ENDED AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

	MINERAL PROPERTIES					EXPLORATION EXPENDITURES
	Balance		Option	Write	Balance	Balance			Option	Write	Balance
	August 31	Acquisition	Payments	Down Of	August 31	August 31		Expense	Payments	Down Of	August 31
	2004	Costs	Received	Interests	2005	2004	Additions	Reimbursements	Received	Interests	2005

Imperial Mines &
Hercules
Properties (c)	$ -	$ -	$ -	$ -	$ -	$ -	$ 4,678	$ -	$ -	$ (4,678)	$ -
Troy Property (e)	15,403	7,649	-	-	23,052	27,305	14,812	-	-	-	42,117
Redlich Property (f)	-	7,649	(7,649)	-	-	-	6,928	-	(1,531)	-	5,397
Bald Peak Property
(g)	24,505	-	-	(24,505)	-	7,187	201	-	-	(7,388)	-
Red Canyon
Property (h)	69,371	-	(35,883)	-	33,488	44,968	14,753	(6,502)	(35,434)	-	17,785
BPV Property (i)	8,611	-	-	-	8,611	7,050	833	-	-	-	7,883
CONO Property (i)	8,611	-	-	-	8,611	11,968	779	-	-	-	12,747
Coal Canyon
Property (j)	8,611	-	(8,611)	-	-	10,493	32,529	-	(9,929)	-	33,093
Red Hill Property (k)	8,612	7,525	(8,611)	-	7,526	14,952	1,124	(2,639)	(13,437)	-	-
Fuse Property (l)	33,549	29,793	-	-	63,342	46,500	9,450	-	-	-	55,950
JDW Property (m)	13,826	7,891	-	-	21,717	16,331	4,269	-	-	-	20,600
ETTU Property (n)	6,514	19,411	-	-	25,925	11,712	7,106	-	-	-	18,818
Horse Mountain
Property (o)	-	48,183	-	-	48,183	-	74,981	-	-	-	74,981
Dame Property (p)	-	72,584	-	-	72,584	-	51,366	-	-	-	51,366
Iron Point Property
(q)	-	66,806	-	-	66,806	-	19,771	-	-	-	19,771
Angel Wing
Property (r)	-	42,140	-	-	42,140	-	741	-	-	-	741

Total	$ 197,613	$ 309,631	$ (60,754)	$ (24,505)	$ 421,985	$ 198,466	$ 244,321	$ (9,141)	$ (60,331)	$ (12,066)	$ 361,249

MIRANDA GOLD CORP.
(An Exploration Stage Company)

CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES
AND DEFERRED EXPLORATION EXPENDITURES (Continued)

YEARS ENDED AUGUST 31, 2005 AND 2004
(Stated in Canadian Dollars)

	MINERAL PROPERTIES					EXPLORATION EXPENDITURES
			Option					Option
			Payments					Payments
	Balance		Received/	Write	Balance	Balance		Received/	Write	Balance
	August 31	Acquisition	Proceeds	Down Of	August 31	August 31		Proceeds	Down Of	August 31
	2003	Costs	On Sale	Interests	2004	2003	Additions	On Sale	Interests	2004

Secret Basin Property (a)	$ 16,908	$ -	$ -	$ (16,908)	$ -	$ 201,432	$ -	$ -	$ (201,432)	$ -
Otish Mountains
Property (b)	197,919	-	(145,997)	(51,922)	-	26,582	39,766	(45,791)	(20,557)	-
Imperial Mine & Hercules
Properties (c)	39,623	36,134	(38,150)	(37,607)	-	71,600	19,058	-	(90,658)	-
Blackrock & Cold Springs
Properties (d)	39,618	-	-	(39,618)	-	35,814	6,887	-	(42,701)	-
Troy Property (e)	8,489	6,914	-	-	15,403	17,948	9,357	-	-	27,305
Redlich Property (f)	8,490	6,913	(15,403)	-	-	28,124	15,617	(43,741)	-	-
Bald Peak Property (g)	-	24,505	-	-	24,505	-	7,187	-	-	7,187
Red Canyon Property (h)	-	69,371	-	-	69,371	-	44,968	-	-	44,968
BPV Property (i)	-	8,611	-	-	8,611	-	7,050	-	-	7,050
CONO Property (i)	-	8,611	-	-	8,611	-	11,968	-	-	11,968
Coal Canyon Property (j)	-	8,611	-	-	8,611	-	10,493	-	-	10,493
Red Hill Property (k)	-	8,612	-	-	8,612	-	14,952	-	-	14,952
Fuse Property (l)	-	33,549	-	-	33,549	-	46,500	-	-	46,500
JDW Property (m)	-	13,826	-	-	13,826	-	16,331	-	-	16,331
ETTU Property (n)	-	6,514	-	-	6,514	-	11,712	-	-	11,712

Total	$ 311,047	$ 232,171	$ (199,550)	$ (146,055)	$ 197,613	$ 381,500	$ 261,846	$ (89,532)	$ (355,348)	$ 198,466